Preliminary Terms No. 109
Registration Statement No. 333-131266
Dated September 25, 2006
Rule 433

PLUS® DUE NOVEMBER 20, 2007
(Performance Leveraged Upside Securities SM)
ISSUED BY MORGAN STANLEY

MANDATORILY EXCHANGEABLE
BASED ON THE VALUE OF

THE PHLX OIL SERVICE SECTORSM INDEX

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Prospectus Supplement for PLUS dated February 21, 2006
Prospectus dated January 25, 2006

MORGAN STANLEY

PLUS due November 20, 2007 Mandatorily Exchangeable based on the Value of the PHLX Oil Service Sector Index

Overview

Performance Leveraged Upside Securities

PLUS is a Leveraged Performance Strategy. PLUS offer leveraged exposure to a wide variety of assets and asset classes including equities, commodities and currencies. These investments allow investors to capture enhanced returns relative to the asset's actual performance. The leverage typically applies only for a certain range of price performance. In exchange for enhanced performance in that range, investors generally forgo performance above a specified maximum return.

How PLUS work

At maturity, if the underlier has increased, PLUS will return a multiple of the positive performance, typically subject to a maximum return. PLUS are not principal protected. As a result, if the underlier has decreased at maturity, PLUS will suffer the negative performance of the underlier and return less than the initial principal investment. PLUS do not pay interest.

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PLUS due November 20, 2007 Mandatorily Exchangeable based on the Value of the PHLX Oil Service Sector Index

Fact Sheet

The PLUS offered are senior unsecured obligations of Morgan Stanley, will pay no interest, do not guarantee any return of principal at maturity and have the terms described in the prospectus supplement for PLUS and the prospectus, as supplemented or modified by these preliminary terms. At maturity you will receive for each $10 principal amount of PLUS that you hold an amount in cash that may be more or less than the principal amount based upon the closing value of the PHLX Oil Service SectorSM Index at maturity.

Expected Key Dates

Expected Pricing Date: October , 2006	Expected Issue Date (Settlement Date): October , 2006 (5 trading days after the Pricing Date)	Maturity Date: November 20, 2007, subject to postponement due to a market disruption event

Key Terms

Issuer:	Morgan Stanley
Underlying Index:	PHLX Oil Service Sector Index (the “OSX Index”)
Issue Price (Par):	$10
The PLUS will be issued at $10 per PLUS and the agent’s commissions will be $0.15 per PLUS; provided that the price to public and the agent's commissions for any single transaction to purchase between $1,000,000 to $2,999,999 principal amount of PLUS will be $9.975 per PLUS and $0.125 per PLUS, respectively; for any single transaction to purchase between $3,000,000 to $4,999,999 principal amount of PLUS will be $9.9625 per PLUS and $0.1125 per PLUS, respectively; and for any single transaction to purchase $5,000,000 or more principal amount of PLUS will be $9.95 per PLUS and $0.10 per PLUS, respectively. Selling concessions allowed to dealers in connection with the offering may be reclaimed by the agent, if, within 30 days of the offering, the agent repurchases the PLUS distributed by such dealers.
Interest:	None
Payment at Maturity:	If Final Index Value < = Initial Index Value
$10 x Final Index Value / Initial Index Value
If Final Index Value > Initial Index Value
$10 + Leveraged Upside Payment
In no event will the Payment at Maturity exceed the Maximum Payment at Maturity
Leveraged Upside Payment:	$10 x 300% x Index Percent Increase
Maximum Payment at Maturity:	$12.30 to $12.50 (123% to 125% of the Issue Price)
Initial Index Value:	The closing OSX Index value on the Pricing Date
Index Valuation Date	November 16, 2007
Final Index Value:	The closing OSX Index value on the Index Valuation Date, subject to adjustment for certain market disruption events
Bloomberg Page:	OSX
Index Percent Increase:	(Final Index Value – Initial Index Value) / Initial Index Value
Risk Factors:	Please see “Risk Factors” on page 8

General Information

Listing:	Application will be made to list the PLUS on the American Stock Exchange under the ticker symbol “XZO”, subject to meeting the listing requirements. We do not expect to announce whether the PLUS will meet such requirements prior to the pricing of the PLUS. If accepted for listing, the PLUS will begin trading the day after the Pricing Date.
CUSIP:	61747S553
Minimum Ticketing Size:	100 PLUS
Tax Consideration:

Although the Issuer believes the PLUS should be treated as a single financial contract that is an “open transaction” for U.S. federal income tax purposes, there is uncertainty regarding the U.S. federal income tax consequences of an investment in the PLUS.

Assuming this characterization of the PLUS is respected, the following U.S. federal income tax consequences would result. A U.S. Holder would not be required to recognize taxable income over the term

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PLUS due November 20, 2007 Mandatorily Exchangeable based on the Value of the PHLX Oil Service Sector Index of the PLUS prior to maturity, other than pursuant to a sale or exchange. Upon sale, exchange or settlement of the PLUS at maturity, a U.S. Holder would generally recognize capital gain or loss equal to the difference between the amount realized and the U.S. Holder’s tax basis in the PLUS. Such gain or loss would generally be long-term capital gain or loss if the investor has held the PLUS for more than one year.

Please read the discussion under “Risk Factors — Structure Specific Risk Factors” in these preliminary terms and the discussion under “United States Federal Taxation” in the accompanying prospectus supplement for PLUS concerning the U.S. federal income tax consequences of investing in the PLUS.

The Issuer does not render any advice on tax matters. This material is not intended or written to be used, and it cannot be used by any taxpayer, for the purpose of avoiding penalties that may be imposed on the taxpayer under the U.S. federal tax laws. You are urged to consult your own tax advisors regarding all aspects of the U.S. federal tax consequences of investing in the PLUS, as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Trustee:	JPMorgan Chase Bank, N.A.
Calculation Agent:	Morgan Stanley & Co. Incorporated
Contact:	You may contact your local Morgan Stanley branch office or our principal executive offices at 1585 Broadway, New York, New York, 10036 (telephone number (866) 477-4776 / (914) 225 7000)

This offering summary represents a summary of the terms and conditions of the PLUS. We encourage you to read the accompanying prospectus supplement for PLUS and prospectus for this offering.

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PLUS due November 20, 2007 Mandatorily Exchangeable based on the Value of the PHLX Oil Service Sector Index

Key Benefits / Key Risks /
Key Investment Rationale

Key Benefits		Key Investment Rationale

•	300% participation in the upside performance the OSX Index, subject to the Maximum Payment at Maturity.		You may be interested in the PLUS if you are:
		•	An investor who, consistent with your investment objectives, elects to purchase a security that provides enhanced upside index participation to the OSX Index, subject to the Maximum Payment at Maturity.

		•	Willing to forgo upside in the OSX Index above approximately 123% to 125% in exchange for leveraged upside exposure.

		•	Not concerned about principal risk.

		•	Not seeking current income.

Key Risks

•	No guaranteed return of principal.	Please carefully review all the “Risk Factors” on page 8
•	No interest payments.
•	Appreciation potential is limited by the Maximum Payment at Maturity.
•	Secondary trading may be limited, and the inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices.
•	The market price of the PLUS will be influenced by many unpredictable factors, including the value, volatility and dividend yield of the OSX Index.
•	The U.S. federal income tax consequences of an investment in the PLUS are uncertain.
•	Credit Risk to Morgan Stanley whose credit rating is currently Aa3/A+.

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PLUS due November 20, 2007 Mandatorily Exchangeable based on the Value of the PHLX Oil Service Sector Index

Hypothetical Payout on the PLUS

For each PLUS, the following graph illustrates the payment at maturity on the PLUS for a range of hypothetical percentage changes in the index. The PLUS Zone illustrates the leveraging effect of the leverage factor taking into account the Maximum Payment at Maturity. The graph is based on the following hypothetical terms:

•	Issue Price:	$10
•	Initial Index Value:	178
•	Leverage Factor:	300%
•	Maximum Payment at Maturity:	$12.40 (124% of the Issue Price)

Where the Final Index Value is greater than the Initial Index Value, the payment at maturity on the PLUS reflected in the graph below is greater than the $10 principal amount per PLUS, but in all cases is subject to the Maximum Payment at Maturity. Where the Final Index Value is less than or equal to the Initial Index Value, the payment at maturity on the PLUS reflected in the graph below is less than the $10 principal amount per PLUS.

In the hypothetical example below, an investor will realize the Maximum Payment at Maturity at a Final Index Value of 108% of the hypothetical Initial Index Value. For example, if the hypothetical Initial Index Value were equal to 178 you would realize the Maximum Payment at Maturity at a Final Index Value of 192.24. In addition, you will not share in the performance of the index at Final Index Values above 124% of the hypothetical Initial Index Value, or 220.72.

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PLUS due November 20, 2007 Mandatorily Exchangeable based on the Value of the PHLX Oil Service Sector Index

Information about the PHLX Oil Service Sector Index

The OSX Index was developed by the Philadelphia Stock Exchange, Inc. The OSX Index is a price-weighted index composed of fifteen companies that provide oil drilling and production service, oil field equipment, support services and geophysical/reservoir services. The OSX Index was set to an initial value of 75 on December 31, 1996 and options commenced trading on the OSX Index on February 24, 1997. For further information about the OSX Index, including license agreement information you may read “Annex A—The PHLX Oil Service Sector Index”.

Historical Information

The following table sets forth the published high and low index closing values, as well as end-of-quarter index closing values, of the OSX Index for each quarter in the period from January 1, 2001 through September 22, 2006. The index closing value on September 22, 2006 was 176.71. We obtained the information in the table below from Bloomberg Financial Markets, without independent verification. The historical values of the OSX Index should not be taken as an indication of future performance, and no assurance can be given as to the level of the OSX Index on the Index Valuation Date. The payment of dividends on the stocks that comprise the OSX Index are not reflected in the level of the index and, therefore, have no effect on the calculation of the payment at maturity.

OSX Index	High	Low	Period End

2001
First Quarter	137.40	111.80	114.65
Second Quarter	136.10	99.44	99.44
Third Quarter	99.17	59.38	65.42
Fourth Quarter	89.41	64.13	87.14
2002
First Quarter	103.75	75.14	102.41
Second Quarter	111.04	91.65	91.65
Third Quarter	93.00	69.85	76.32
Fourth Quarter	92.90	71.62	86.70
2003
First Quarter	90.70	78.46	84.40
Second Quarter	101.82	82.70	91.59
Third Quarter	92.76	83.07	87.67
Fourth Quarter	95.38	82.39	93.95
2004
First Quarter	110.63	92.50	103.51
Second Quarter	109.33	95.84	107.54
Third Quarter	121.93	101.76	120.79
Fourth Quarter	127.02	113.45	123.94
2005
First Quarter	145.26	118.26	139.31
Second Quarter	149.12	124.96	146.15
Third Quarter	178.64	146.51	175.93
Fourth Quarter	190.92	153.45	182.14
2006
First Quarter	223.54	189.35	208.35
Second Quarter	235.34	185.81	210.38
Third Quarter (through
September 22, 2006)	213.40	175.79	176.71

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PLUS due November 20, 2007 Mandatorily Exchangeable based on the Value of the PHLX Oil Service Sector Index

Risk Factors

The following is a non-exhaustive list of certain key risk factors for investors in the PLUS. For a complete list of risk factors, please see the accompanying prospectus supplement for PLUS and the accompanying prospectus.

Structure Specific Risk Factors

  PLUS do not pay interest or guarantee return of principal. The terms of the PLUS differ from those of ordinary debt securities in that the PLUS do not pay interest or guarantee payment of the principal amount at maturity. If the Final Index Value is less than the Initial Index Value, the payout at maturity will be an amount in cash that is less than the $10 issue price of each PLUS by an amount proportionate to the decrease in the value of the OSX Index.

  Appreciation potential is limited. The appreciation potential of PLUS is limited by the Maximum Payment at Maturity of $12.30 to $12.50, or 123% to 125% of the Issue Price. Although the leverage factor provides 300% exposure to any increase in the value of the OSX Index at maturity, because the payment at maturity will be limited to 123% to 125% of the Issue Price for the PLUS, the percentage exposure provided by the leverage factor is progressively reduced as the Final Index Value exceeds approximately 107.66% to 108.33% of the Initial Index Value.

  Market price influenced by many unpredictable factors. Several factors will influence the value of the PLUS in the secondary market and the price at which MS & Co. may be willing to purchase or sell the PLUS in the secondary market, including: the value, volatility and dividend yield of the OSX Index, interest and yield rates, time remaining to maturity, geopolitical conditions and economic, financial, political and regulatory or judicial events and creditworthiness of the Issuer.

  Not Equivalent to Investing in the OSX Index. Investing in the PLUS is not equivalent to investing in the OSX Index or its component stocks. Investors in the PLUS will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to stocks that comprise the OSX Index.

  Adjustments to the OSX Index could adversely affect the value of the PLUS. The publisher of the OSX Index may discontinue or suspend calculation or publication of the OSX Index at any time. In these circumstances, the Calculation Agent, will have the sole discretion to substitute a successor index that is comparable to the discontinued OSX Index and is not precluded from considering indices that are calculated and published by the Calculation Agent or any of its affiliates.

  The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices. Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase PLUS in secondary market transactions will likely be lower than the original Issue Price, since the original Issue Price included, and secondary market prices are likely to exclude, commissions paid with respect to the PLUS, as well as the projected profit included in the cost of hedging the Issuer’s obligations under the PLUS. In addition, any such prices may differ from values determined by pricing models used by MS & Co., as a result of dealerdiscounts, mark-ups or other transaction costs.

  The U.S. federal income tax consequences of an investment in the PLUS are uncertain. Please read the discussion under “Fact Sheet — General Information — Tax Consideration” in these preliminary terms and the discussion under “United States Federal Taxation” in the accompanying prospectus supplement for PLUS (together the “Tax Disclosure Sections”)concerning the U.S. federal income tax consequences of investing in the PLUS. If the Internal Revenue Service (the “IRS”)were successful in asserting an alternative characterization for the PLUS, the timing and character of income on the PLUSmight differ from the tax treatment described in the Tax Disclosure Sections. For example, under certain characterization,U.S. Holders could be required to accrue original issue discount on the PLUS every year at a “comparable yield” determinedat the time of issuance and recognize all income and gain in respect of the PLUS as ordinary income. The Issuer does notplan to request a ruling from the IRS regarding the tax treatment of the PLUS, and the IRS or a court may not agree with thetax treatment described in these preliminary terms and the prospectus supplement for PLUS.

Other Risk Factors

  Secondary trading may be limited. There may be little or no secondary market for the PLUS. Application will be made to list the PLUS on the American Stock Exchange under the symbol “XZO”. Such listing is subject to certain conditions. For a security to be listed on the American Stock Exchange, the requirements include, among other things, that there be 1 million units and 400 holders of such security. It is not possible to predict whether the PLUS will meet the requirements for listing or trade in the secondary market or if such market will be liquid or illiquid. We do not expect to announce whether the PLUS will meet such requirements prior to the pricing of the PLUS.

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PLUS due November 20, 2007 Mandatorily Exchangeable based on the Value of the PHLX Oil Service Sector Index

  No affiliation with the Philadelphia Stock Exchange, Inc. The Philadelphia Stock Exchange, Inc. is not an affiliate of the Issuer, is not involved with this offering in any way, and has no obligation to consider the interests of investors in making adjustments to the OSX Index that might affect the value of the PLUS. The Issuer has not made any due diligence inquiry with respect to the Philadelphia Stock Exchange, Inc. or the stocks that underlie the OSX Index.

  Potential adverse economic interest of the calculation agent. The hedging or trading activities of the Issuer’s affiliates on or prior to the Pricing Date and prior to maturity could adversely affect the value of the OSX Index and, as a result, could decrease the amount an Investor may receive on the PLUS at maturity. Any of these hedging or trading activities on or prior to the Pricing Date could potentially affect the Initial Index Value and, therefore, could increase the value at which the OSX Index must close before an Investor receives a payment at maturity that exceeds the principal amount of the PLUS. Additionally, such hedging or trading activities during the term of the PLUS, including on the Index Valuation Date, could potentially affect the value of the OSX Index prior to maturity and, accordingly, the amount of cash an Investor will receive at maturity.

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PLUS due November 20, 2007 Mandatorily Exchangeable based on the Value of the PHLX Oil Service Sector Index

ANNEX A

The PHLX Oil Service Sector Index

The PHLX Oil Service Sector Index. We have derived all information contained in this pricing supplement regarding the PHLX Oil Service Sector Index (the “OSX Index”), including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by the Philadelphia Stock Exchange, Inc., or “PHLX.” The Index was developed by PHLX and is calculated, maintained and published by PHLX. We make no representation or warranty as to the accuracy or completeness of such information.

The OSX Index is a price-weighted index composed of fifteen companies that provide oil drilling and production service, oil field equipment, support services and geophysical/reservoir services. The OSX Index was set to an initial value of 75 on December 31, 1996 and options commenced trading on the OSX Index on February 24, 1997.

The following is a list of companies included in the OSX Index as of September 20, 2006, and their trading symbols:

Schlumberger Ltd.	SLB
National Oilwell Varco, Inc.	NOV
Smith International, Inc.	SII
Weatherford Int'l, Inc.	WFT
Cameron International Corporation	CAM
Nabors Industries, Inc.	NBR
Noble Corp.	NE
BJ Services Company	BJS
Baker Hughes, Inc.	BHI
Transocean, Inc.	RIG
Halliburton Company	HAL
Tidewater, Inc.	TDW
Global Santa Fe Intl. Corp.	GSF
Rowan Companies, Inc.	RDC
Global Industries Ltd.	GLBL

The OSX Index is calculated by adding the prices of the component stocks and dividing by the base market divisor, without any regard to capitalization. Typically, the higher priced and more volatile constituent issues will exert a greater influence over the movement of a price-weighted index. The Index value calculation is described by the following formula:

Sum of Component Prices
Base Market Divisor

To maintain the continuity of the OSX Index, the divisor is adjusted to reflect non-market changes in the price of the component securities as well as changes in the composition of the OSX Index. Changes which may result in divisor adjustments include but are not limited to stock splits, dividends, spin offs, certain rights issuances and mergers and acquisitions.

License Agreement between PHLX and Morgan Stanley. PHLX and Morgan Stanley have entered into a non-exclusive license agreement providing license to Morgan Stanley, and certain of its affiliated and subsidiary companies, in exchange for a fee, of the right to use the PHLX Oil Service Sector Index, which is owned and published by PHLX, in connection with securities, including the PLUS.

The license agreement between PHLX and Morgan Stanley provides that the following language must be set forth in this pricing supplement:

PHLX Oil Service SectorSM Index (trading symbol: “OSX”) (the “Index”) is not sponsored, endorsed, sold or promoted by the PHLX. PHLX makes no representation or warranty, express or implied, to the owners of the Index or any member of the public regarding the advisability of investing in securities generally or in the Index particularly or the ability of the Index to track market performance. PHLX’s only relationship to Licensee is the licensing of certain names and marks and of the Index, which is determined, composed and calculated without regard to the Licensee. PHLX has no obligation to take the needs of the Licensee or the owners of the Index into consideration in determining, composing or calculating the Index. PHLX is not responsible for and has not participated in any determination or calculation made with respect to the issuance or redemption of the Index.

PHLX has no obligation or liability in connection with the administration, purchase, sale, marketing, promotion or trading of the Index.

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PLUS due November 20, 2007 Mandatorily Exchangeable based on the Value of the PHLX Oil Service Sector Index

“PHLX Oil Service Sector IndexSM” and “OSXSM” are service marks of the PHLX, and have been licensed for use by Morgan Stanley.

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